Akso Health Group

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building

No. 44, Moscow Road , Qianwan Bonded Port Area

Qingdao Pilot Free Trade Zone, China (Shandong)

May 7, 2024

VIA EDGAR

Stephen Kim

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akso Health Group
Form 20-F for the Fiscal Year Ended March 31, 2023 Filed July 14, 2023
File No. 001-38245

Dear Stephen Kim,

Akso Health Group (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on March 19, 2024 regarding the Company’s Form 20-F for the fiscal year ended March 31, 2023 (the “2023 Form 20-F”) and addressed to Linda Wang (the “Staff’s Letter”).

Annual Report on Form 20-F

Item 3. Key Information, page 1

1. Please amend to disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries, and within the last fiscal year, through the former variable interest entities based in China. Also disclose that this structure involves unique risks to investors. If true, disclose that these contracts relating to the variable interest entities have not been tested in court. Explain whether the former variable interest entity structure was used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a company’s securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company as a result of this holding company structure.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows (revisions in italic):

Akso Health Group is a holding company incorporated in the Cayman Islands in April 2016 and not a Chinese or Hong Kong operating company. As a holding company with no material operations of our own, we conduct our business primarily through our U.S. subsidiaries, PRC subsidiaries in China and within the last fiscal year, the former variable interest entities based in China. Our current corporate structure involves unique risks to investors. Our securities are securities of Akso Health Group, the offshore holding company in the Cayman Islands, instead of securities of our subsidiaries. Investors may never hold equity interests in our subsidiaries.

2. We note your disclosure that your operations are subject to PRC laws and regulations and your cross reference to risk factors detailing the risk of doing business in the PRC. Please provide prominent disclosure that there are legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows (revisions in italic):

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, all of our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries, including, business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License. All of our PRC subsidiaries are required to obtain, and have obtained, their respective Business Licenses. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required by the PRC government authorities for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions to operate our business in the future. The Chinese regulatory authorities could intervene or influence the operations of our Chinese operating subsidiaries, including disallowing our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our ordinary shares. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China.—Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

We are subject to legal and operational risks associated with being based in and having the majority of our operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, and adopting new measures to extend the scope of cybersecurity reviews. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. The Security Administration Draft has not been fully implemented as of the date of this annual report. On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As confirmed by our PRC counsel, Hebei Changjun Law Firm since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures, and for the same reason, we will not be subject to the network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) are enacted as proposed. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection.”

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinion; the newly revised Anti-Monopoly Law was promulgated on June 24, 2022, and became effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange, because neither the Company nor its PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed to be Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. Our PRC counsel, Hebei Changjun Law Firm, has advised us that, since we obtained approval from both the SEC and The Nasdaq Capital Market (“Nasdaq”) to issue and list our ordinary share on the Nasdaq prior to March 31, 2023, we are not required to make the filing with the CSRC pursuant to the Overseas Listing Trial Measures. We shall be required, however, to file with the CSRC for any subsequent offerings. Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our ordinary shares may depreciate significantly or become worthless. See “Item 3. Key Information — D. Risk Factors —Risks Relating to Doing Business in the People’s Republic of China — The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.”

3. Please amend to discuss the applicable laws and regulations in Hong Kong, and/or Macau, as applicable, as well as the related risks and consequences, including (as applicable and without limitation) enforceability of civil liabilities in Hong Kong/Macau and China’s Enterprise Tax Law. Please also disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows:

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over overseas offerings and listing and/or foreign investment in issuers like ourselves. Such governmental actions, if and when occurred: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our ADSs to investors; and (iii) may cause the value of our ADSs to significantly decline or be worthless.

Cash dividends, if any, on our ordinary shares, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10.0%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate if and when our PRC subsidiaries plan to declare and pay dividends to our Hong Kong subsidiaries.

4. We note your disclosure on how cash is transferred through your organization and dividends or distributions made to your company. Please amend to affirmatively disclose if you settled amounts owed under the former VIE agreements. Please also provide a condensed consolidating schedule and cross references to such schedule and the consolidated financial statements, and disclose where your annual dividend policy is memorialized.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows:

Transfer of Cash through our Organization

The Company can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and the Company’s subsidiaries can transfer cash to the Company through dividends or other distributions and/or intercompany loans. Additionally, the Company’s subsidiaries can transfer cash to the VIE through loans, service fees and the VIE can transfer cash to the Company as service fees under the VIE agreements (the “VIE Agreements”) and/or through loans. We intend to settle amounts owed under the VIE Agreements. The aforesaid transactions including capital injection and loans, would be eliminated upon consolidation.

Our cash primarily consists of cash on hand and cash in banks in the PRC, Hong Kong and USA, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2023 and March 31, 2022, we had approximately USD7.9 million and USD18.4 million of cash in bank, respectively, and the loan due to related parties is USD9.7 million and USD37.2 million, respectively. Funds are transferred between our WFOE, Beijing Hexin Yongheng Technology Development Co., Ltd, Tianjin Haohongyuan Technology Co., Ltd. and Qindao Akso Health Management Co., Limited and the VIE for their daily operation purposes.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China”

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, and results of operations,” and “Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. In this regard, we note that Item 3 currently contain some of this disclosure but its limited to a specific entity and Hong Kong. Please revise as applicable.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows (revisions in italic):

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our Hong Kong subsidiary’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Akso Health and adversely affect our business. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff to refer to our response to Comment 4 above.

7. We note that during this reporting period and fiscal year, the company used variable interest entities. Please amend to disclose clearly that the company used a structure that involved a VIE based in China and what that entailed, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Please add a footnote or other narrative disclosure to explain the dissolution of your former VIEs. Describe all contracts and arrangements through which you claimed to have economic rights and exercise control that resulted in consolidation of the VIE’s operations and financial results into your financial statements.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows:

Contractual Arrangements and Corporate Structure

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC and certain business operations through the PRC consolidated variable interest entity (“VIE”). Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we rely on a series of contractual arrangements among the VIE and its shareholders to operate our online and mobile platforms in China. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include an exclusive business cooperation agreement, exclusive option agreement, equity interest pledge agreement, and a power of attorney. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP. As used in this annual report, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Akso Health” refer to Akso Health Group, a company organized in the Cayman Islands; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Cayman Islands and/or its consolidated subsidiaries, other than the variable interest entity, Beijing Hexin Yongheng Technology Development Co., Ltd., a PRC company, and its subsidiaries, unless the context otherwise indicates; and the “VIE” refers respectively to the variable interest entity and its subsidiaries, Wusu Hexin Yongheng Trading Co., Ltd , Hexin Digital Technology Co., Ltd. and Beijing Hexin Jiuding Technology Co., Ltd.

As a result of such series of contractual arrangements, the Company and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE is deemed as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor the Company’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in the Company’s ADSs are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in the Company, the Cayman Islands holding company.

The diagram below shows our corporate structure as of the date of March 31, 2023, including the WFOEs, the VIE and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. The Company conducts operations in China primarily through WFOEs and its subsidiaries in China, including the VIE. As a result, the Company does not conduct any business on its own. The VIE structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, the Company and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor the Company’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Investors are purchasing an interest in the Company, the Cayman holding company.

As of May 2023, the Company disposed its social E-commerce business. The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F.

8. In describing the former VIE, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your amended disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Lastly, refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosures throughout the annual report accordingly.

9. Please amend to include a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. With each summary risk factor, please also include a specific cross-reference (title and page number) to the relevant individual detailed risk factor.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows:

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information — D. Risk Factors” in this annual report.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

●	We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business. (see “We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business” on page [ ] of this annual report);

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations. (see “Any harm to our brand or reputation may materially and adversely affect our business and results of operations” on page [ ] of this annual report);

●	If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected. (see “If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected” on page [ ] of this annual report);

●	We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct. (see “We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct” on page [ ] of this annual report);

●	We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks. (see “We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks” on page [ ] of this annual report);

●	We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations. (see “We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations” on page [ ] of this annual report);

●	Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all. (see “Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all” on page [ ] of this annual report);

●	Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties. (see “Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties” on page [ ] of this annual report);

●	We conduct our business in a heavily regulated industry. (see “We conduct our business in a heavily regulated industry” on page [ ] of this annual report);

●	We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected. (see “We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected” on page [ ] of this annual report);

●	We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth. (see “We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth” on page [ ] of this annual report);

●	If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected. (see “If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected” on page [ ] of this annual report);

●	Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected. (see “Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected” on page [ ] of this annual report);

●	We do not have business insurance coverage. (see “We do not have business insurance coverage” on page [ ] of this annual report);

●	If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected. (see “If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected” on page [ ] of this annual report);

●	Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States. (see “Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States” on page [ ] of this annual report);

RISKS RELATED TO OUR CORPORATE STRUCTURE

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. (see “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page [ ] of this annual report);

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. (see “Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two” on page [ ] of this annual report);

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation. (see “The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation” on page [ ] of this annual report);

●	There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business. (see “There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business” on page [ ] of this annual report);

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. (see “Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business” on page [ ] of this annual report);

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations. (see “In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations” on page [ ] of this annual report);

●	The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. (see “The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations” on page [ ] of this annual report);

●	Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC. (see “Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC” on page [ ] of this annual report);

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all. (see “Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all” on page [ ] of this annual report);

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable. (see “PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable” on page [ ] of this annual report);

●	Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations. (see “Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations” on page [ ] of this annual report);

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (see “Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page [ ] of this annual report);

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. (see “We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” on page [ ] of this annual report);

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment. (see “Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” on page [ ] of this annual report);

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. (see “Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page [ ] of this annual report);

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties. (see “Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties” on page [ ] of this annual report);

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (see “The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page [ ] of this annual report);

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law. (see “PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page [ ] of this annual report);

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. (see “Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” on page [ ] of this annual report);

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders. (see “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” on page [ ] of this annual report);

●	We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary. (see “We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary” on page [ ] of this annual report);

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future. (see “Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future” on page [ ] of this annual report);

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. (see “Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” on page [ ] of this annual report);

●	The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors. (see “The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors” on page [ ] of this annual report);

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. (see “To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets” on page [ ] of this annual report);

RISKS RELATED TO OUR ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors. (see “The trading price of our ADSs may be volatile, which could result in substantial losses to investors” on page [ ] of this annual report);

●	Techniques employed by short sellers may drive down the market price of our ADSs. (see “Techniques employed by short sellers may drive down the market price of our ADSs” on page [ ] of this annual report);

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline. (see “If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline” on page [ ] of this annual report);

●	We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment. (see “We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment” on page [ ] of this annual report);

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline. (see “Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline” on page [ ] of this annual report);

●	We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares. (see “We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares” on page [ ] of this annual report);

●	The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs. (see “The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs” on page [ ] of this annual report);

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. (see “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” on page [ ] of this annual report);

●	Certain judgments obtained against us by our shareholders may not be enforceable. (see “Certain judgments obtained against us by our shareholders may not be enforceable” on page [ ] of this annual report);

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. (see “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies” on page [ ] of this annual report);

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs. (see “The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs” on page [ ] of this annual report);

●	The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests. (see “The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests” on page [ ] of this annual report);

●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you. (see “You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you” on page [ ] of this annual report);

●	You may experience dilution of your holdings due to inability to participate in rights offerings. (see “You may experience dilution of your holdings due to inability to participate in rights offerings” on page [ ] of this annual report);

●	You may be subject to limitations on transfer of your ADSs. (see “You may be subject to limitations on transfer of your ADSs” on page [ ] of this annual report);

●	We will incur significantly increased costs and devote substantial management time as a result of being a public company. (see “We will incur significantly increased costs and devote substantial management time as a result of being a public company” on page [ ] of this annual report).

10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please amend to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows:

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2023, 2022 and 2021, and selected balance sheet information as of March 31, 2023 and 2022 showing financial information for the parent company Akso Health Group, the WFOE (as defined below) and WFOE’s subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 8. See also VIE and consolidated financial information in Note 3 of our financial statements.

For the purposes of this section:

●	“Parent company” refers to Akso Health Group;

●	“WFOE” refers to Beijing Hexin Yongheng Technology Development Co., Ltd., Tianjin Haohongyuan Technology Co., Ltd. and Qindao Akso Health Management Co., Limited

●	“VIE” refers to Wusu Hexin Yongheng Trading Co., Ltd, Hexin Digital Technology Co., Ltd., Beijing Hexin Jiuding Technology Co., Ltd. and Hexin E-Commerce and its subsidiaries

●	“Other subsidiaries” refers to HX Asia Investment Limited, HX China Investment Limited, We Health Limited, We Healthy Limited and Akso Online MediTech Co., Ltd.

Selected Condensed Consolidation Schedule of Balance Sheet

	As of March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (1)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	4,472	43,321	8,466,219	678,691	(1,268,235)	7,924,468
Intercompany receivables (1)	11,303,978	-	-	26,206,288	(37,510,266)	-
Total current assets	11,314,245	7,658,371	12,030,076	26,938,820	(37,481,213)	20,460,299
Total Assets	11,314,245	17,659,025	12,030,429	26,967,518	(47,510,918)	20,460,299
Intercompany payables (1)	-	39,340,009	4,915,930	-	(44,255,939)	-
Total Liabilities	2,588,941	47,468,686	5,798,567	19,806	(44,255,217)	11,620,783
Total Shareholders’ Equity	8,725,304	(29,923,873)	6,231,862	26,947,712	(3,255,701)	8,725,304
Non-controlling interests	-	114,212	-	-	-	114,212
Total Liabilities and Equity	11,314,245	17,659,025	12,030,429	26,967,518	(47,510,918)	20,460,299

	As of March 31, 2022
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (1)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	4,472	8,075,355	11,450,608	2,394,869	(3,495,317)	18,429,987
Intercompany receivables (1)	14,333,994	-	-	27,139,795	(41,473,789)	-
Total current assets	14,344,280	46,043,013	12,004,330	29,605,775	(39,190,890)	62,806,508
Total Assets	14,344,280	46,043,013	12,005,875	29,659,663	(39,246,323)	62,806,508
Intercompany payables (1)	-	42,054,570	4,074,729	-	(46,129,299)	-
Total current liabilities	2,060,675	42,112,594	4,758,851	89,205	1,499,601	50,520,926
Total Liabilities	2,060,675	42,112,594	4,758,851	89,205	1,499,601	50,520,926
Total Shareholders’ Equity	12,283,605	3,928,443	7,247,024	29,570,458	(40,745,924)	12,283,606
Non-controlling interests	-	1,976	-	-	-	1,976
Total Liabilities and Equity	14,344,280	46,043,013	12,005,875	29,659,663	(39,246,323)	62,806,508

(1)	Elimination of intercompany balances among parent company, other subsidiaries, WOFE and VIEs and their subsidiaries that we consolidate and reclassification of retroactive adjustment for discontinued operations.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	9,181,274	4,000,288	24,995	(24,996)	13,181,561
Total costs and expenses	160,427	17,414,712	10,570,774	376,019	(1,073,518)	27,448,414
Loss from subsidiaries and VIEs	1,086,999	-	-		(1,086,999)	-
Total other income , net	-	14,049,229	34,051	2,218	(12,885,134)	1,200,364
(Loss) income from continuing operations before income tax expenses	(1,247,426)	5,815,791	(6,536,435)	(348,806)	(10,749,613)	(13,066,489)
Less: income tax expense	-	50	17,499	-	-	17,549
Net (loss) income from continuing operations	(1,247,426)	5,815,741	(6,553,934)	(348,806)	(10,749,613)	(13,084,038)
Total gain (loss) from discontinued operations	-	-	-	-	11,836,612	11,836,612
Net (loss) income	(1,247,426)	5,815,741	(6,553,934)	(348,806)	1,086,999	(1,247,426)

	For the year ended March 31, 2022
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries(2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	6,000,000	-	311,092	(311,092)	6,000,000
Total costs and expenses	3,129,090	6,134,383	1,158,637	11,826,736	(12,988,383)	9,260,463
Loss from subsidiaries and VIEs	13,720,643	-	-	-	(13,720,643)	-
Total other income (loss) , net	-	(750,744)	(56,471)	26,669	32,728	(747,818)
Loss from continuing operations before income tax expenses	(16,849,733)	(885,127)	(1,215,108)	(11,488,975)	26,430,662	(4,008,281)
Less: income tax (benefit) expense		54,199	4	38,613		92,816
Net (loss) income from continuing operations	(16,849,733)	(939,326)	(1,215,112)	(11,527,588)	26,430,662	(4,101,097)
Total gain (loss) from discontinued operations	-	-	-	-	(12,748,636)	(12,748,636)
Net (loss)	(16,849,733)	(939,326)	(1,215,112)	(11,527,588)	13,682,026	(16,849,733)

	For the year ended March 31, 2021
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries(2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	-	-	2,300,653	(2,300,653)	-
Total costs and expenses	4,293,327	-	1,143,272	35,304,848	(36,500,198)	4,241,249.00
Loss from subsidiaries and VIEs	30,533,662	-	-	-	(30,533,662)	-
Total other income (expense) , net	-	-	533,510	398,836	(984,424)	(52,078)
Loss from continuing operations before income tax expenses	(34,826,989)	-	(609,762)	(32,605,359)	63,748,783	(4,293,327)
Less: income tax (benefit) expense	-		1,929	481,413	(483,342)	-
Net (loss) income from continuing operations	(34,826,989)	-	(611,691)	(33,086,772)	64,232,125	(4,293,327)
Total (loss) from discontinued operations	-		-	-	(30,533,662)	(30,533,662)
Net (loss)	(34,826,989)	-	(611,691)	(33,086,772)	33,698,463	(34,826,989)

(2)	Reclassification of retroactive adjustment for discontinued operations

Selected Condensed Consolidation Schedule of Cash Flows

	For the year ended March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	427,843	(518,186)	(2,603,024)	(559,973)	-	(3,253,340)
Net cash provided by (used in) investing activities	-	20,000,000	(1,528,918)	-	-	18,471,082
Net cash provided (used in) financing activities	(427,857)	(27,513,848)	1,584,805	(1,156,948)	-	(27,513,848)
Intercompany receive	-	-	-	-	427,857	-
Intercompany payment	-	-	-	-	(427,857)	-

	For the year ended March 31, 2022
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	(3,158,498)	(7,125,619)	(3,957,655)	5,613,401	-	(8,628,371)
Net cash provided by (used in) investing activities	-	(20,000,000)	1,491,687	(1,455,547)	-	(19,963,860)
Net cash provided (used in) financing activities	1,679,505	35,200,000	11,105,170	(13,203,558)	-	34,781,117
Intercompany receive	-	-	-	-	337,695	-
Intercompany payment	-	-	-	-	(337,695)	-

	For the year ended March 31, 2021
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash (used in) provided by operating activities	(6,547,518)	(10,184)	(4,785,527)	21,401,699	-	10,058,470
Net cash (used in) provided by investing activities	-		(408,081)	407,419	-	(662)
Net cash provided by (used in) financing activities	6,321,854	10,184	(2,241,562)	(13,127,699)	-	(9,037,223)
Intercompany receive	-	-	-	-	11,327,745	-
Intercompany payment	-	-	-	-	(11,327,745)	-

Permissions Required from the PRC Authorities for the Operations and Securities Offerings, page 1

11. We note your disclosure that “all of our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries, including, business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License.” The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows (revisions in italics):

All of our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities for the business operations of our holding company, our subsidiaries, including, business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License.

Item 3.D: Risk Factors, page 5

12. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will add additional disclosure as follows:

The PRC government has significant oversight and discretion over the conduct of our operations and may intervene or influence our operations as the government deems appropriate to further regulatory, political and social goals. The PRC government has recently published new policies that significantly affected certain industries such as the internet industries and private education industries, and we cannot rule out the possibility that it will in the future release regulations or policies or take regulatory actions regarding our industry that could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

We are a Cayman Islands holding company and are not a Chinese company. As a holding company with no material operations of our own, we conduct all of our operations through our PRC operating entities in China. As such, our corporate structure involves unique risks to investors. There are legal and operational risks associated with having operations in mainland China, and the Chinese regulatory authorities could disallow this ownership structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

In the meeting of the Political Bureau of the CPC Central Committee held on July 30, 2021, the improvement of the regulatory system for overseas listing of enterprises was first proposed. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfil the filing procedures and submit relevant information to the CSRC.

Although the detailed implementations are still unclear, the supervision of overseas listing of Chinese stocks may continue to tighten. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our operating entities to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to our compliance with such regulations or interpretations. As such, we may be subject to various government and regulatory interference in the provinces in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe that we are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the PRC operating entities’ business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please do not hesitate to contact us.

Sincerely,

Akso Health Group

By:	/s/ Yilin (Linda) Wang
Name:	Yilin (Linda) Wang
Title:	Chief Executive Officer

cc:

Hunter Taubman Fischer & Li LLC

Joan Wu, Esq. (jwu@htflawyers.com)

Charles Tan, Esq. (ctan@htflawyers.com)